12014476

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Partridge 312-380-6076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Dr. (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cliff Partridge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
KAREN LACKNER
Notary Public - State of Illinois
My Commission Expires Aug 27, 2012

[Signature]
Signature

FINOP
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JONES LANG LASALLE SECURITIES, L.L.C.

Financial Statements and Schedule

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Members
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2011, and the related statements of operations, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2012

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	962,068
Prepaid expenses		45,359
Total assets	$	1,007,427

Liabilities and Members' Equity

Current liabilities:		
Accrued expenses	$	18,000
Commission payable		3,690
Accounts payable		1,543
Deferred income		13,333
Due to Parent Company		140,377
Total liabilities		176,943
Members' equity		830,484
Total liabilities and members' equity	$	1,007,427

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Operations

Year ended December 31, 2011

Revenue:		
Advisory fees	$	155,730
Expenses:		
Salary and commission expense		213,739
Business license/fees		53,257
Legal expense		6,940
Audit expense		22,000
Other expenses		1,068
Total expenses		297,004
Net loss	$	(141,274)

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Members' Equity

Year ended December 31, 2011

	Member units		Members' equity
Balances at January 1, 2011	125	$	971,758
Net loss	—		(141,274)
Balances at December 31, 2011	125	$	830,484

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(141,274)
Reconciliation of net loss to net cash provided by operating activities:		
Increase in prepaid expenses		(4,000)
Decrease in commissions payable		(15,572)
Increase in deferred income		9,270
Increase in accounts payable		1,543
Increase in due to Parent Company		107,260
Net cash used in operating activities		(42,773)
Net decrease in cash		(42,773)
Cash, January 1, 2011		1,004,841
Cash, December 31, 2011	$	962,068

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a subsidiary of Jones Lang LaSalle Americas Inc. and LaSalle Investment Management, Inc. (collectively, the Parent Company and the Members) was formed in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest, representing 100 units to Jones Lang LaSalle Americas, Inc. on November 16, 2009. The Members entered into an Amended and Restated Limited Liability Company (LLC) Agreement dated May 10, 2010, in which LaSalle Investment Management, Inc. agreed to contribute $250 in exchange for 25 membership units in the Company.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states.

Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Revenue Recognition

The Company recognizes revenues as the related professional services are provided unless future contingencies exist. If future contingencies exist, the Company defers recognition of this revenue until the respective contingencies have been satisfied.

(3) Income Taxes

No provision has been made for federal and state income taxes, as the liability for such taxes, if any, is that of the Members of the Company.

(Continued)

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2011, the Company had net capital and net capital requirements of $785,125 and $11,797, respectively. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was approximately 0.23 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. and LaSalle Investment Management, Inc. are the members' of the Company and each contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2012, unless terminated earlier as provided in the LLC Agreement. The Members anticipate amending the LLC Agreement to extend the term of the Company beyond December 31, 2012.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $8,800 during 2011. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, compensation costs associated with employees that devote a significant portion of their time to the Company, and professional fees, in its statement of operations.

Schedule

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Net Capital
Pursuant to Securities and Exchange Commission Rule 15c3-1

December 31, 2011

Total assets	$	1,007,427
Accrued expenses		(18,000)
Due to Parent Company		(140,377)
Commission payable		(3,690)
Deferred income		(13,333)
Accounts payable		(1,543)
Less total liabilities		(176,943)
Net worth		830,484
Prepaid expenses		(45,359)
Less nonallowable assets		(45,359)
Net capital before haircuts		785,125
Less haircuts		—
Net capital		785,125
Less required capital		11,797
Excess net capital	$	773,328
Aggregate indebtedness	$	176,943
Aggregate indebtedness to net capital ratio		0.23 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2011 filed on February 27, 2012 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its amended Form X-17A-5.

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to customers.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Members
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements of Jones Lang LaSalle Securities, L.L.C. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012